LAZEX INC.

68/29 Husitska st.,

Zizkov, Prague, Czech Republic 13000

Tel. 775-800-4477

Email: lazexinc@yandex.com

February 3, 2017

Mr. Joshua Shainess

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Lazex Inc.

       Registration Statement on Form S-1

       Filed November 7, 2016

       File No. 333-214463

Dear Mr. Shainess,

Lazex Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated December 2, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on November 7, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your prospectus that Lazex, Inc. is currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

Registrant response: We do not believe that Lazex Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Specifically, we do not believe that Lazex Inc. can be classified as having “no or nominal operations”. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Lazex Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Lazex Inc. investigated the market demand of touristic consultation business. Additionally, we have started to negotiate agreements with potential customers. We signed service agreement on September 5, 2016 and, as the result of the agreement, we generated $3,000 of revenue. On October 20, 2016, we signed the second agreement and generated $1,800 of revenue. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. Additionally, Black’s Law Dictionary defines “nominal” as “…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…”. Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Lazex Inc. is a “shell company”.

2. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Registrant response: We have disclosed that the company’s officers and directors, any company promoters, or their affiliates for the company do not intend, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We have also disclosed that we do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

3. It appears that, in addition to your principal executive office being located in the Czech Republic, your sole officer and director and the company’s assets will all be located in the Czech Republic. Please include a risk factor heading and disclosure to disclose these facts and provide a discussion of the risks specific to effecting service of process, enforcing judgments, and bringing original actions in the Czech Republic. Please also discuss where you intend to conduct business, where you intend focus your marketing efforts, and what language will be used on your proposed website.

Registrant response: We have included the risk factor heading and disclosure to disclose the facts that our principal executive office is located in the Czech Republic, our sole officer and director and the company’s assets will all be located in the Czech Republic; and provided a discussion of the risks specific to effecting service of process, enforcing judgments, and bringing original actions in the Czech Republic.

We have also discussed in the “Description of Business” section where we intend to conduct business, where we intend focus our marketing efforts, and what language will be used on our proposed website.

Please direct any further comments or questions you may have to the company at lazexinc@yandex.com

Thank you.

Sincerely,

/S/ Iuliia Gitelman

Iuliia Gitelman, President